Writer's E-Mail: cdavis@kkwc.com
Writer's Direct Dial: 212.880.9865

January 12, 2017
VIA EMAIL AND EDGAR

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Mail Stop 3628

Re:	Sevcon, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 11, 2017 by Meson Capital LP et al.
File No. 001-09789
Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated January 11, 2017 (the "Comment Letter") from the Staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced matter. We have reviewed the Comment Letter with Meson Capital LP and the other participants named in the Proxy Statement (collectively, "Meson") as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the attached copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof (the "Proxy Statement"). To facilitate the Staff's review, we have reproduced the text of the Staff's comments in italics below, and our responses appear immediately below each comment.

General
1.	Please confirm that you have filed all soliciting material, including any and all written communications sent to shareholders, under cover of Schedule 14A.
Meson acknowledges the Staff's comment and confirms that it is filing today all information that could constitute soliciting material, including any and all written communications sent to shareholders during the relevant time periods, under cover of Schedule 14A.

2.	Please confirm that you will file a revised preliminary proxy statement to disclose the three individuals, in addition to Ryan Morris, that you intend to nominate as directors.
Meson acknowledges the Staff's comment. Meson has revised the Proxy Statement to disclose the three individuals, in addition to Mr. Morris, for whom proxies will be solicited from stockholders.
3.	Please revise the following statements to qualify them as opinion or belief:
•	"The aggressive tactics the Board has taken to stonewall dialog and entrench the status quo…" (emphasis added).
•	"The Board's consistent course of action – rejecting all reasonable compromise…" (emphasis added)."
Meson acknowledges the Staff's comment and has revised the foregoing accordingly. Please see pages 1 and 9 of the Proxy Statement.

* * *

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

Christopher P. Davis

Cc: Jason W. Soncini
Ryan Morris
Christina Thomas